ATS-N/UA: Part III: Manner of Operations

Item 9: <u>Conditional Orders and Indications of Interest</u>

a. Does the NMS Stock ATS send or receive any messages indicating trading interest (e.g., IOIs, actionable IOIs, or conditional orders)?	◉ Yes ○ No
If yes, identify and explain the use of the messages, including information contained in messages (<u>e.g.</u>, price or size minimums), how the message is transmitted (<u>e.g.</u>, order management system, smart order router, FIX), when the message is transmitted (<u>e.g.</u>, automatically by the ATS, or upon the sender's request), the type of Persons that receive the message (<u>e.g.</u>, Subscribers, Trading Centers), responses to conditional orders or IOIs (<u>e.g.</u>, submission to firm-up conditional orders), and the conditions under which the message might result in an execution in the ATS (<u>e.g.</u>, response time parameters, interaction, and matching).	Conditionals - A "Conditional" is an indication of trading interest that is neither a Negotiable Order nor a Firm Order. The minimum trade size for a Conditionals is also 5,000 shares, and there is no maximum quantity, although each order is bound by applicable pre-trade limits established by Luminex pursuant to SEC Rule 15c3-5. There is no AutoEx for Conditionals, nor is there a Negotiable Quantity. Subscribers that enter a Conditional may also enter a MinQ, which specifies the minimum size of a contra-side order against which the Conditional could potentially trade. The MinQ for Conditionals must be greater than 5,000 shares. A Subscriber who enters a Conditional with a MinQ will not be presented with invitations to trade against contra-side orders with a Top Quantity that is less than the MinQ of the Conditional. If a Subscriber enters a MinQ on a Conditional and elects to "firm-up," the Subscriber must firm-up for at least the MinQ amount. Potential information leakage could occur if a Subscriber enters a Conditional with a very large MinQ to probe whether there is an equally large order on the contra side to potentially match against. If that large Conditional matches a similarly sized contra-side order, the Subscriber entering the Conditional (as described below) could decline a match and thus learn of large trading interest by another Subscriber without having had to effect a transaction in the System. In order to reasonably prevent such information leakage, the System caps the maximum order size for the MinQ for Negotiable and Firm Orders and Conditionals. The maximum MinQ is set at 25,000. Any change to the maximum MinQ will be disclosed in writing to Subscribers in advance of such change. For a Conditional, the entire quantity entered by the Subscriber is conditional, which gives the Subscriber the option, but not the obligation, to trade following a match of eligible orders or trading interest and the receipt of an invitation to trade. As described more fully below, a Subscriber who enters a Conditional may still decline an invitation to trade even if the contra-side order's Top Quantity exceeds the MinQ of the Conditional. There are no differences in how Conditionals are entered versus Firm Orders or Negotiable Orders except for the requirement to enter an AutoEx quantity for a Firm or Negotiable order, which is not applicable to Conditionals. Conditionals may be submitted via the Subscriber's OMS or EMS (whether a vendor system or a proprietary OMS or EMS) or via a third party service providers router. Upon a match with a potential contra-side order (which could be Conditional, Firm Order, or Negotiable Order), an invitation to firm up the Conditional is sent to the Subscriber who entered the Conditional. The trader who entered the Conditional has the ability to either decline the opportunity to trade, to firm up the Conditional for some quantity limited to the Top Quantity entered with the Conditional, or allow the invitation to expire. To firm up following an invitation to trade, a trader specifies the amount of shares that the trader is willing to trade relating to that specific match. No additional terms or conditions are entered in a firm-up. In addition, no information about the potential contra-side order or trading interest is provided other than the fact that one exists. Potential order and trading interest interaction scenarios are described in the response to Part III Item 11(c) and examples are also outlined in the attachment relating to Part III Item 11(c). If the trader who entered the Conditional ~~does not decline the opportunity to trade~~ <u>elects to firm up and trade</u>, an execution will occur at a price determined by the System and at the lower of the two submitted quantities submitted by both sides to the match. Please see also Part III Item 7. Once firm-up invitations are sent to a trader following a match in the System, the trader has twenty (20) seconds to respond to the firm-up invitation, with the exception of end of day order interaction processes described in Part III Item 11(c).
b. If yes to Item 9(a), are the terms and conditions governing conditional orders and indications of interest the same for all Subscribers and the Broker-Dealer Operator?	◉ Yes ○ No

Item 19: Fees

a. Identify and describe any fees or charges for use of the NMS Stock ATS services, including the type of fees (e.g., subscription, connectivity), the structure of the fees (e.g., fixed, volume-based, transaction-based), variables that impact the fees (e.g., types of securities traded, block orders, form of connectivity to the ATS), differentiation among types of Subscribers (e.g., broker-dealers, institutional investors, retail) and range of fees (e.g., high and low).	Luminex's base execution rate is 50 mills ($0.005) per executed share. In rare instances, Luminex may charge a higher rate for Subscribers whose connectivity fees that Luminex pays are higher than most other Subscribers. Similarly, in rare instances, Luminex may charge a lower rate for Subscribers whose connectivity fees that Luminex pays are lower than most other Subscribers. Nearly all active Subscribers (those who regularly submit orders or trading interest to the ATS) pay the base execution rate. The lowest rate for any Subscriber is 25 mills ($0.0025) per executed share. The highest rate for any Subscriber is 150 mills ($0.015) per executed share. Certain non-U.S. Subscribers pay commissions in "basis points," ranging from a low of one (1) basis point to a high of two and a half (2 ½) basis points. Each basis point equates to one hundredth of one percent of the notional value of the transaction. Depending on the provider, Luminex may "pass through" certain fees that it is charged by certain OMS and EMS entities. These pass-through fees are fully disclosed to the applicable Subscribers and range from a high of 15 mills ($0.0015) to a low of zero mills per executed share. In some cases, Subscribers may elect to pay a rate higher than the base execution rate, and they can also apply additional commission as part of a Commission Sharing Arrangement ("CSA") in conformance with Section 28(e) of the Securities Exchange Act of 1934. This amount above the base commission rate to be attributed to the CSA program is determined solely by the Subscriber, pursuant to a written agreement with Luminex.
b. Identify and describe any fees or charges for use of the NMS Stock ATS services that are bundled with the Subscriber's use of non-ATS services or products offered by the Broker-Dealer Operator or its Affiliates, including a summary of the bundled services and products, the structure of the fee, variables that impact the fee, differentiation among types of Subscribers, and range of fees.	Not applicable.
c. Identify and describe any rebate or discount of fees or charges required to be identified in Items 19(a) and 19(b), including the type of rebate or discount, structure of the rebate or discount, variables that impact the rebate or discount, differentiation among types of Subscribers, and range of rebate or discount.	Not applicable.

Item 21: <u>Trade Reporting</u>

a. Explain any procedures and material arrangements for reporting transactions on the NMS Stock ATS, including where an ATS reports transactions and under what circumstances.	Luminex reports its transactions immediately upon execution to the FINRA/Nasdaq Carteret Trade Reporting Facility ("Carteret TRF"). <u>In the event that the Carteret TRF is unavailable,</u> Luminex <u>will</u> ~~is making arrangements to~~ report its transactions to the FINRA/Nasdaq Chicago TRF ("Chicago TRF") ~~in the event the Carteret TRF is unavailable~~. ~~Until such time as the connectivity to the Chicago TRF is operational, Luminex will not allow executions on the System in the event that the Carteret TRF is unavailable or if the Firm is otherwise unable to report transactions to the Carteret TRF. Luminex expects its connectivity to the Chicago TRF to be established by January 31, 2021.~~
b. Are the procedures and material arrangements for reporting transactions on the NMS Stock ATS the same for all Subscribers and the Broker-Dealer Operator?	⦿ Yes ○ No